Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
The following Third Quarter 2009 Earnings Conference Call investor presentation was made to Genesis Lease Limited shareholders on November 5, 2009, in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

1 Third Quarter 2009 Earnings Conference Call

2 This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's annual report on Form 20-F for the year ended December 31, 2008. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. Forward Looking Statements 2

3 Agenda John McMahon, Chief Executive Officer Review of Proposed AerCap Transaction Alan Jenkins, Chief Financial Officer Financial Overview John McMahon Closing Remarks Q&A 3

4 John McMahon Chief Executive Officer AerCap Transaction Review

5 All share-for-share agreement announced September 18, 2009 Significantly improves immediate and long-term outlook for Genesis shareholders Upon completion, Genesis shareholders to own c.29% of world's leading independent aircraft leasing company Transaction Introduction 5

6 Combined company well positioned to continue to grow profitably while meeting immediate industry challenges Genesis Portfolio of modern in-demand aircraft Solid unrestricted cash flows AerCap Attractive existing aircraft portfolio Contracted forward order book Confirmed lease commitments and debt funding Combined company expected* to deliver significant earnings per share accretion to Genesis shareholders in the region of 118% in 2010 * Based on analyst estimates Transaction Rationale 6

7 Combined Company $8 billion of total assets Enterprise value of over $6 billion Contracted order book of approximately $4 billion Combines cash generating capability of both companies to support growth and to capitalize on market opportunities Globally diversified portfolio of more than 350 aircraft Almost 120 customer relationships Transaction Highlights 7

8 Transaction positions Genesis shareholders to benefit from enhanced earnings and business growth Prospectus has been filed with SEC Once effective, Genesis will seek shareholder approval Assuming favorable shareholder vote, expect to complete transaction in the next 2 to 3 months Transaction Summary 8

9 Alan Jenkins Chief Financial Officer Financial Overview

10 Q3 results impacted by recent strategic actions $2.5 million accrual related to transaction costs incurred to-date Non-cash charge of $7.7 million related to reduction in capacity of revolving credit facility from $1 billion to $200 million Adjusting for strategic actions for third quarter 2009 Net income of $6.1 million Earning per share of $0.18 Introduction 10

11 Rental revenues decreased by 3.6% to $55.4 million for the quarter and 3.8% to $157.3 million for the first nine months of 2009. $55.4M $57.5M Third Quarter Utilization rate: 96.9% vs. 96.4% Third Quarter 2008 Rental Revenues included non- recurring credit of $3 million Year-to-Date 2009 impacted by lower utilization; all but one aircraft generating revenue now Q3 08 Q3 09 Rental Revenue 11 Third Quarter Rental Revenues Year-to-Date Rental Revenues YTD 08 YTD 09 $157.3M $163.6M

12 Depreciation increased by 17.7% to $23.3 million for the quarter and by 13.7% to $67.0 million for the nine month period. This increase primarily relates to $3.2 million and $7.7 million of depreciation on planned major maintenance costs, respectively. Q3 08 Q3 09 $19.8M Depreciation 12 Third Quarter Depreciation Year-to-Date Depreciation $58.9M YTD 08 YTD 09 $23.3M $67.0M

13 Third Quarter Blended Interest (excluding amortization and commitment fees): +5.63% vs. 5.76% Interest expense increased by 47.3% to $26.9 million for the quarter and by 25.2% to $64.8 million for the nine month period. The increase relates primarily to increase in commitment fees and the amortization of financing costs on our revolving credit facility of $8.4 million and $10.6 million for the 3 and 9 months, respectively (which includes the $7.7 million charge in Q3 of 2009 following the decision to down-size the facility). Interest expense also increased as a result of new financings on aircraft acquired in 2008 and 2009. Interest Expense 13 Q3 08 Q3 09 $26.9M Third Quarter Interest Expense Year-to-Date Interest Expense $145.0M YTD 08 YTD 09 $18.3M $145.3M

14 Maintenance expenses were minimal No further defaults No scheduled transitions SG&A decreased by 4.0% to $5.9 million in the quarter and by 13.1% to $16.3 million for the 9 months Primarily reflects continued efficiencies with building team through 2008 and reducing overall costs Genesis does not expect to pay any material cash taxes for 2009, or for the foreseeable future on stand-alone basis Effective tax rate is at 6.6% for the quarter Reflects the Irish corporate tax rate at 12.5%, adjusted for certain non-deductible aspects of the transaction costs Other Expenses 14

15 EBITDA EBITDA for the quarter decreased 8.4% to $47.0 million, compared to $51.3 million in Q3 2008, primarily reflecting the impact of the accrued transaction costs in Q3 of 2009 and also the net positive impact to net income of $1.1 million in Q3 of 2008 following the early termination of two leases (this includes the $3.0 million recognized in revenue). 15 $51.3M $47.0M $51.3M $47.0M Third Quarter EBITDA Year-to-Date EBITDA $51.3M $145.3M $47.0M $145.0M Q3 08 Q3 09 YTD 08 YTD 09

16 Q3 2009 Balance Sheet Total assets were $1.78 billion $1.63 billion relates to aircraft Accounts receivable was $2.4 million Lease receivables were $1.7 million across portfolio - all cleared after quarter Unrestricted cash was $64.1 million Total cash, including restricted cash, was approximately $96.2 million Total liabilities equals $1.29 billion $1.13 billion reflects our debt Accounts payable was $49.1 million Increase primarily due to additional capitalized maintenance accruals relating to planned major maintenance costs Other liabilities was $111.3 million Primary component relates to fair value of swaps at $74.0 million 16

17 Acquired A321 on July 20th - financed through revolving credit facility Annual LTV test in September on 11 aircraft Made $5.6 million payment in October to satisfy test Debt-to-book debt and equity was 69.9% at September 30, 2009 Q3 2009 - Financing 17

18 Weighted average age of portfolio was 7.2 years Excluding four freighter aircraft, which typically enjoy longer useful lives - the weighted average age reduces to 6.3 years As of September 30, 2009 54 out of 55 aircraft were in operation with 36 airlines in 21 countries Expect delivery of remaining aircraft to customer this month Weighted average remaining lease term is 4.6 years No further lease expirations in 2009 3 scheduled to expire in 2010 not yet contracted to new customers - two of which do not expire until Q4 2010 September 30, 2009 - Portfolio Update 18

19 John McMahon Chief Executive Officer Closing Remarks

20 Business environment continues to be challenging Portfolio of leased aircraft continues to perform well Strong cash flows Solid underlying profitability Proposed merger with AerCap will create world's leading independent aircraft lessor combining Genesis' strong aircraft portfolio and significant unrestricted cash generating capability with AerCap's attractive portfolio and contracted, placed and funded growth Transaction expected to be highly EPS accretive to Genesis shareholders Combined company should be well positioned to meet current industry challenges and to deliver continued profitable growth in future Closing Remarks 20

21 Third Quarter 2009 Earnings Conference Call Q&A

22 The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration. In connection with the proposed AerCap transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap's website (http://www.aercap.com) under the heading "Investor Relations" and then under the heading "SEC Filings" or by directing a request to AerCap's Investor Relations at +31 20 655 9658. Copies of Genesis' filings may be obtained free of charge from Genesis' website (http://www.genesislease.com) under the tab "Investor Relations" and then under the heading "SEC Filings" or by directing a request to Genesis' Investor Relations at +1-212-896-1249. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Additional Information About The AerCap Transaction 22